UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

U.S. Gold Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen c/o U.S. Gold Corporation 3rd Floor, 99 George St. Toronto, Ontario Canada M5A 2N4 (647) 258-0395	Copy to: Hendrik F. Jordaan, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert Ross McEwen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canadian citizen

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,100,500 (1)
8. Shared Voting Power

0
9. Sole Dispositive Power

12,100,500 (1)
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,100,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

24.0% (1) (2)
14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes (a) 667,000 shares of common stock and (b) an additional 333,500 shares of common stock underlying warrants to purchase 333,500 shares of common stock exercisable until February 22, 2011, which stock and warrants will be issued, subject to adjustments and penalties, upon automatic conversion of certain Subscription Receipts (as defined below) owned by McEwen, upon the earliest to occur of (i) the Release Date (as defined below); or (ii) 18 months from the acquisition date of February 22, 2006. 50% of the Subscription Receipts may be surrendered to the U.S. Gold Corporation in the event that the Release Conditions are not satisfied by February 22, 2007.
(2)	Based on 33,296,810 shares reported outstanding as of November 11, 2005, plus the 667,000 shares of common stock and the 333,500 shares of common stock underlying warrants described in footnote 1 above. The percentage also reflects the shares that could be issued, subject to adjustments and penalties, under the other 16,033,000 Subscription Receipts sold simultaneously with those sold to McEwen. This percentage assumes conversion of all of the Subscription Receipts and exercise of the warrants included in the Subscription Receipts owned by McEwen, without adjustments or penalties, but does not assume exercise of warrants by the other holders of the Subscription Receipts. Actual conversion of rights or exercise of warrants may differ and would impact the percentage interest owned by McEwen.

Item 1. Security and Issuer

This Amendment No. 1, dated February 22, 2006 (this “Amendment”), amends the original Schedule 13D, dated July 29, 2005 (the “Schedule 13D”). This Amendment relates to the common stock, no par value (“U.S. Gold Common Stock”), of U.S. Gold Corporation, a Colorado corporation (“U.S. Gold”). The address of the principal executive offices of U.S. Gold is 2201 Kipling Street, Suite 100, Lakewood, Colorado 80215-1545.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented to replace sections (b) and (c) with the following:

(b) and (c) McEwen’s business address is c/o U.S. Gold Corporation, 3rd Floor, 99 George Street, Toronto, Ontario, Canada M5A 2N4. McEwen’s principal occupation is Chairman of the Board and Chief Executive Officer of U.S. Gold, Chairman of the Board and Chief Executive Officer of Lexam Explorations Inc. and Executive Chairman of Coral Gold Resources Ltd. Lexam Explorations Inc. is a Toronto, Canada-based oil and gas exploration company with exploration activity in the United States of America and Coral Gold Resources Ltd. is a gold exploration company based in Vancouver, British Columbia with operations in the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

The purchase price for the 667,000 Subscription Receipts purchased on February 22, 2006 was $3,001,500, paid in cash from McEwen’s personal funds. No funds were borrowed by McEwen in order to complete his acquisition of the Subscription Receipts.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a). The purchases of the Subscription Receipts reported in this Amendment were made for the purpose of making an additional investment in U.S. Gold. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of U.S. Gold concerning U.S. Gold and his investment in U.S. Gold. McEwen may also engage in such discussions with other shareholders of U.S. Gold.

Pursuant to the Subscription Agreement for Subscription Receipts (the “Subscription Agreement”), effective February 22, 2006 (the “Closing Date”), McEwen acquired 667,000 subscription receipts (“Subscription Receipts”), at a price of $4.50 per Subscription Receipt. Each Subscription Receipt is convertible, subject to adjustments and penalties, without payment of any additional consideration into one unit (“Unit”) consisting of one share of U.S. Gold Common Stock and one-half common stock purchase warrant. Each common stock warrant entitles the holder thereof to purchase one share of U.S. Gold Common Stock for a period of five years form the Closing Date at a price of $10.00.

50% of the price paid by McEwen is being held in escrow to be released on the date (the “Release Date”) upon which the Release Conditions are satisfied. The “Release Conditions” mean the conditions to be satisfied prior to automatic conversion of the Subscription Receipts, which shall be satisfied upon the latest to occur of the following: (i) the third business day after the date on which a final receipt has been issued for a final prospectus of U.S. Gold which qualifies the distribution of the securities underlying the Subscription Receipts in those provinces in Canada where the Subscription Receipts were sold; (ii) the completion and filing of a current technical report regarding the Tonkin Springs gold project that complies with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators; (iii) the common stock of U.S. Gold is listed for trading on the Toronto Stock Exchange, (iv) the declaration by the securities and Exchange Commission of the effectiveness of a registration statement covering the securities underlying the Subscription Receipt and the compensation option issued to the agents offering the subscription receipts on U.S. Gold’s behalf; and (v) the delivery of a “10b-5” opinion to the agents provided by United States counsel to U.S. Gold. If and when the Release Conditions are satisfied, U.S. Gold will receive the 50% of the price being held in escrow.

In the event that the Release Conditions are not satisfied within 12 months of the Closing Date, the escrow funds shall be returned to McEwen in exchange for 50% of his outstanding Subscription Receipts. The remaining 50% of the Subscription Receipts will be exchanged into Units not later than 18 months after the Closing Date.

McEwen may, in the future, purchase additional shares of U.S. Gold Common Stock or other securities of U.S. Gold depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, McEwen may at any time determine to realize on his investment in the securities of U.S. Gold through the sale of all or some of such interests.

(b). McEwen may from time to time discuss with management and the Board of Directors of U.S. Gold the possibility of U.S. Gold acquiring, or combining with, other companies in select circumstances, including other companies that (like U.S. Gold) hold mining interests in the Cortez Trend, Nevada. Consistent with that possibility, U.S. Gold announced by press release on Sunday, March 5, 2006, that it proposes to acquire all of the outstanding common shares of Nevada Pacific Gold Ltd., Coral Gold Resources Ltd., White Knight Resources Ltd. and Tone Resources Ltd. In his capacity as Chairman and Chief Executive Officer of U.S. Gold, McEwen intends to support these acquisitions.

(c). Not applicable.

(d). In and consistent with his role as a director of U.S. Gold, McEwen will be active in the selection of a director of U.S. Gold to replace Mr. Richard Mauro, who resigned as a director, effective March 1, 2006.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although McEwen reserves the right to develop such plans).

McEwen disclaims membership in any group with respect to the purchase of U.S. Gold Common Stock pursuant to the Subscription Agreement.

The description of the Subscription Agreement for contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a) McEwen is the beneficial owner of 12,100,500 shares of U.S. Gold Common Stock, assuming that all of the Subscription Receipts owned by McEwen are converted and that he exercises all of the warrants into which the Subscription Receipts are convertible. 12,100,500 shares represents approximately 24.0% of U.S. Gold Common Stock, based on 33,296,810 shares reported outstanding as of November 11, 2005, plus the 667,000 shares of common stock and the 333,500 shares of common stock underlying warrants described in footnote 1 above. The percentage also reflects the shares that could be issued, subject to adjustments and penalties, under the other 16,033,000 Subscription Receipts sold simultaneously with those sold to McEwen. This percentage assumes conversion of all of the Subscription Receipts and exercise of the warrants included in the Subscription Receipts owned by McEwen, without adjustments or penalties, but does not assume exercise of warrants by the other holders of the Subscription Receipts. Actual conversion of rights or exercise of warrants may differ and would impact the percentage interest owned by McEwen.

The description of the Subscription Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3.

(b) McEwen holds the sole power to vote and dispose of the 12,100,500 shares of U.S. Gold Common Stock that he beneficially owns or will own pursuant to the Subscription Agreement.

(c) Other than the transaction described herein, McEwen has not effected any transaction in U.S. Gold Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 12,100,500 shares of U.S. Gold Common Stock that are beneficially owned by McEwen or that will be owned pursuant to the Subscription Agreement.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 above in this Amendment are incorporated herein by reference as an amendment and supplement to Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following

Exhibit 3:	Form of Subscription Agreement for Subscription Receipts, effective February 22, 2006, between U.S. Gold Corporation and Robert R. McEwen. (3)

(3)	Incorporated by reference from the Form 8-K filed by U.S. Gold on February 27, 2006 (File No. 0-9137).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2006	/s/ Robert Ross McEwen
Robert Ross McEwen